June 2007	Preliminary Terms No. 292
Registration Statement No. 333-131266
Dated June 13, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Interest Rates
Senior Floating Rate Notes, Global Medium Term Notes, Series F
LIBOR/SIFMA Ratio Floating Rate Notes due 2017

The notes offer investors an above market coupon for the first year and for subsequent interest payment periods until maturity, exposure to movements of the SIFMA rate, which is a tax-exempt municipal bond floating interest rate, relative to 3 month LIBOR. The notes are designed for investors who believe that the tax-exempt municipal bond floating interest rate will remain constant or decrease relative to 3 month LIBOR. If tax-exempt municipal bond floating interest rates, as reflected in the SIFMA rate, increase relative to 3 month LIBOR during any particular interest payment period, you will receive a lower interest payment and may receive no interest for that interest payment period.

S U M M A R Y T E R M S
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	July , 2007
Original issue date:	July , 2007 (5 business days following the pricing date)
Interest accrual date:	July , 2007
Maturity date:	July , 2017
Interest:	Interest, if any, will be payable on the notes on each interest payment date at the interest rate determined by the calculation agent on the interest determination date.
Interest rate:

For the period from and including the original issue date to but excluding July      , 2008, 8% per annum.

For the period from and including July       , 2008 to but excluding the maturity date, the interest rate will be determined as follows: (a) 8% per annum plus (b) leverage factor times (adjusted LIBOR minus SIFMA rate), subject to the minimum interest rate and maximum interest rate.

If the SIFMA rate exceeds adjusted LIBOR, the interest rate will be less than 8% per annum. Due to the leverage factor, if the SIFMA rate exceeds adjusted LIBOR by 0.5333334% or more for any interest payment period, the interest rate for that interest payment period will be 0%.

SIFMA rate:	The SIFMA rate for each interest payment period is equal to the weighted average (based on the number of days each value is in effect during the interest payment period) of the SIFMA Municipal Swap Index values reported on each SIFMA rate reset date during such interest payment period, subject to the SIFMA fallback mechanic as described on page 5.
Adjusted LIBOR:	Adjusted LIBOR for each interest payment period is equal to 0.65 times LIBOR
LIBOR:	LIBOR for each interest payment period is equal to the 3-month USD LIBOR rate that appears on Reuters page LIBOR01 as of 11:00 a.m. London time on the day that is two London banking days prior to each interest reset date at the commencement of such interest payment period. If no rate appears on Reuters page LIBOR01 at such time, 3-month USD LIBOR will be determined in accordance with the fallback provisions for “LIBOR Reuters” described under “Description of Debt Securities – Base Rates – LIBOR Debt Securities” in the accompanying prospectus.
Leverage factor:	15
Minimum interest rate:	0% per annum
Maximum interest rate:	15% per annum
Interest payment period:	The quarterly period from and including the original issue date (in the case of the first interest payment period) or previous interest payment date, as applicable, to but excluding the next interest payment date.
Interest payment dates:	Each January , April , July and October , beginning October , 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to the interest payment period or any interest payment made on that succeeding business day.
CUSIP:	61745EUN9
Listing:	None
Additional terms:	See “Additional Terms” on page 5
Agent:	Morgan Stanley & Co. Incorporated
Agent’s commissions/issue price:	Price to Public	Agent’s Commissions	Proceeds to Company
	Per Note %	%	%
	Total $	$	$

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Prospectus Supplement dated January 25, 2006	Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

Investment Overview

LIBOR/SIFMA Ratio Floating Rate Notes

The notes offer investors an above market coupon of 8% per annum for the first year and for subsequent interest payment periods until maturity, exposure to movements of the tax-exempt SIFMA rate relative to adjusted LIBOR (subject to minimum and maximum interest rates of 0% and 15% per annum). The SIFMA rate represents the average interest rate payable on tax-exempt variable rate demand obligations issued by municipal bodies, while adjusted LIBOR represents the interest rate payable on non-tax exempt demand obligations multiplied by 65%. The notes are designed for investors who believe that the SIFMA rate will remain constant or decrease relative to adjusted LIBOR. If the SIFMA rate increases relative to adjusted LIBOR during any particular interest payment period, investors will receive a lower interest payment for that interest payment period and may receive no interest for that interest payment period.

The SIFMA Municipal Swap Index

The SIFMA Municipal Swap Index is the Securities Industry and Financial Markets Association Municipal Swap IndexTM, which is the produced by Municipal Market Data (“MMD”), a Thomson Financial Services company. The SIFMA Municipal Swap Index is a seven-day high grade market index comprised of tax-exempt variable-rate demand obligations from MMD’s database of variable-rate demand obligation issuances. The rates of variable rate demand obligations are generally reset on a weekly basis at rates determined by remarketing agents, which may include our subsidiary, Morgan Stanley & Co. Incorporated. The SIFMA Municipal Swap Index level is the non-weighted average of the weekly rates of various variable-rate demand obligations issued and included in the SIFMA Municipal Swap Index. See “Information about SIFMA Municipal Swap Index” on page 11.

The SIFMA rate for each interest payment period is equal to the weighted average (based on the number of days each value is in effect during the interest payment period) of the SIFMA Municipal Swap Index values reported on each SIFMA rate reset date during such interest payment period.

The relationship between LIBOR and the SIFMA rate

The SIFMA rate reflects the interest rate payable on tax-exempt variable rate demand obligations. Because the interest received from these obligations qualifies for certain exemptions from income tax, the SIFMA rate tends to trend towards a rate that makes the after tax position of a holder of such instruments roughly equivalent to the after tax position of a holder of non-tax-exempt obligations (such as variable rate debt obligations where the interest rate is based on LIBOR).

Accordingly, while various other factors also determine the relative levels of the SIFMA rate and 3 month LIBOR (for example, the tax-exempt status of municipal bonds, the tax treatment of comparable securities and the absolute level of interest rates), the SIFMA rate generally trades as a proportion of LIBOR reflecting the income tax benefits associated with municipal bonds. For example, if the marginal US federal tax rate is 33%, the SIFMA rate may be expected to trend towards: LIBOR x (1 – 0.33). Over the previous year, the SIFMA rate has been approximately 67.5% of 3 month LIBOR. Various other factors which also impact the relationship between 3 month LIBOR and the SIFMA rate may affect this general correlation. You should read “Risk Factors” on page 8 to understand how these factors may impact the interest rate you receive on the notes.

June 2007	Page 2

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

Historical Information

The following graph sets forth average SIFMA, adjusted LIBOR and the hypothetical interest rate for the notes based on the historical rates of average SIFMA and adjusted LIBOR (taking into account the minimum and maximum interest rates and the leverage factor), for the period commencing January 7, 1993 to June 8, 2007. The historical performance of average SIFMA, adjusted LIBOR and the hypothetical historical interest rate should not be taken as an indication of their future performance over the term of the notes. The historical hypothetical interest rate was calculated in the same manner as will be used to calculate the interest rate for the notes. As the historical hypothetical interest rate uses, for each three-month period shown in the graph below, the adjusted LIBOR rate on the day that is two London banking days prior to the start of each three-month period, the starting date of the hypothetical calculations determines the initial, and all subsequent, adjusted LIBOR rates for all of the periods presented and, accordingly, significantly influences the historical hypothetical interest rate. If the hypothetical historical interest rate had commenced on a different day, it would have been different from the hypothetical interest rate depicted below. We cannot give you any assurance that the interest rate for any interest payment period commencing on or after July      , 2008 will be above the minimum interest rate of 0% per annum. If the SIFMA rate increases relative to adjusted LIBOR, you may receive a reduced interest payment on the notes and may receive nothing. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Average SIFMA, adjusted LIBOR and hypothetical interest rate January 7, 1993 to June 6, 2007

June 2007	Page 3

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

Key Investment Rationale

The notes are designed so that as the SIFMA rate decreases relative to adjusted LIBOR, the interest rate on the notes will increase (subject to a maximum of 15% per annum). Conversely, as the SIFMA rate increases relative to adjusted LIBOR, the interest rate on the notes will decrease (subject to a minimum of 0% per annum). Because the difference between adjusted LIBOR and the SIFMA rate is leveraged, it is possible that small movements in the relative levels of adjusted LIBOR and the SIFMA rate could mean that you receive little or no interest for one or more interest payment periods over the term of the notes.

Best Case Scenario

The SIFMA rate decreases sufficiently relative to adjusted LIBOR in one or more or even all interest payment periods and you receive the maximum interest rate of 15% per annum for each such interest payment period during the term of the notes after July      , 2008.

Worst Case Scenario

The SIFMA rate increases and exceeds adjusted LIBOR in an interest payment period so that you receive the minimum interest rate of 0% per annum for that interest payment period. It is possible that this scenario could apply for one or more or even all interest payment periods during the term of the notes after July      , 2008.

Summary of Selected Key Risks (see page 8)

■	Structure Related Risks

	o	If the SIFMA rate is greater than adjusted LIBOR, the interest rate will be less than 8% and may be as low as 0%

	o	The difference between the SIFMA rate and adjusted LIBOR is leveraged so that the interest rate on the notes could move sharply downward if the SIFMA rate increases at all relative to adjusted LIBOR

	o	At current SIFMA and LIBOR rates, you would receive an interest rate below 8%

	o	Various factors affect the difference between LIBOR and the SIFMA rate including: marginal tax rates; the tax- exempt status of municipal securities; the tax treatment of comparable securities; the absolute level of interest rates; supply and demand for municipal securities; and remarketing practices

	o	Any changes to government policy that would adversely affect interest rates generally after July , 2008 would be likely to apply over multiple interest payment periods

	o	Investing in the notes is not equivalent to investing in the SIFMA Municipal Swap Index and interest on the notes is not tax-exempt

	o	Adjusted LIBOR is not an average rate

■	Risks Relating to the SIFMA Municipal Swap Index

	o	Adjustments to the SIFMA Municipal Swap Index could adversely affect the interest rate and the value of the notes

■	Secondary Market Related Risks

	o	The market price for the notes may be less than 100%

	o	The notes will not be listed

	o	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

	o	Market price of the notes will be influenced by many unpredictable factors

■	Other Risks

	o	Potential adverse economic interest of the calculation agent

	o	Issuer credit risk

June 2007	Page 4

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley. For the period from and including the original issue date for the notes to but excluding July      , 2008, interest on the notes will be payable quarterly at a fixed rate of 8% per annum. For the period from and including July      , 2008, to but excluding the maturity date, interest on the notes, if any, will be payable quarterly at a variable rate as described below. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
July , 2007	July , 2007 (5 business days after the pricing date)	July , 2017

Additional Terms
SIFMA rate reset dates:

Thursday of each week (or any other single day of the week specified by the Securities Industry and Financial Markets Association (or its successor) on which the SIFMA Municipal Swap Index values are reported, as determined by the calculation agent), or if such Thursday (or other day) is not a U.S. government securities business day, the next succeeding U.S. government securities business day.

If a SIFMA rate reset date falls on the interest determination date for an interest payment period, the SIFMA Municipal Swap Index value for that SIFMA rate reset date will be the SIFMA Municipal Swap Index value which was reported on the previous SIFMA rate reset date.

SIFMA fallback mechanic:

If MMD discontinues production of the SIFMA Municipal Swap Index and MMD or another entity produces a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the SIFMA Municipal Swap Index, then the value of the SIFMA Municipal Swap Index will be determined by reference to the value of that index, which we refer to as a “successor index.” If MMD discontinues production of the SIFMA Municipal Swap Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the SIFMA Municipal Swap Index, the value to be substituted for the index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the SIFMA Municipal Swap Index prior to any such discontinuance.

U.S. government securities business day:

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (or its successor) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest reset dates:	The interest reset dates will fall on each January , April , July and October , commencing July , 2008.

Interest determination dates:	The interest determination date for each interest payment period will be the business day immediately prior to the interest payment date at the end of such interest payment period.

Day-count convention:	30/360

Redemption percentage at maturity:	100%

Redemption: Business day: Specified currency: Risk factors:	N/A New York U.S. dollars Please see “Risk Factors” on page 8

June 2007	Page 5

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

General Information
Tax consideration:

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted by the difference between the actual amount and the projected amount received as described in the accompanying prospectus supplement, regardless of the amount of interest paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on June 8, 2007, the “comparable yield” would be a rate of 6.09% per annum compounded quarterly. For the projected payment schedule, please contact the Director of Tax at (212) 537- 3330. However, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement. You should read the discussion under “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee: Calculation agent: Use of proceeds and hedging:

The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Morgan Stanley Capital Services Inc. (“MSCS”)

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions on 3 month LIBOR and the SIFMA Municipal Swap Index or positions in any other available securities or instruments that we may wish to use in connection with such hedging.

ERISA: Contact:

See “ERISA Matters for Pension Plans and Insurance Companies” in the accompanying prospectus.

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000).

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

June 2007	Page 6

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

How the Notes Work

For the period from and including the original issue date for the notes to but excluding July      , 2008, interest on the notes will be payable quarterly at a fixed rate of 8% per annum.

For the period from and including July      , 2008 to but excluding the maturity date, the interest rate for each interest payment period will be determined as follows:

8% per annum + 15 x (adjusted LIBOR minus SIFMA rate),

subject to the minimum interest rate of 0% and maximum interest rate of 15%

Example 1 – Adjusted LIBOR is less than the SIFMA rate by 0.533334% or more and the minimum interest rate of 0% is reached

Hypothetical adjusted LIBOR:	3.00%
Hypothetical SIFMA rate:	3.90%

Interest rate	= 8% + 15 x (3.00% - 3.90%)
= 8% + 15 x (- 0.90%)
= 8% + -13.50%
= 0% (the interest rate cannot be less than the minimum interest rate of 0%)

Example 2 – Adjusted LIBOR equals the SIFMA rate

Hypothetical adjusted LIBOR:	3.90%
Hypothetical SIFMA rate:	3.90%

Interest rate	= 8% + 15 x (3.90% - 3.90%)
= 8% + 15 x (0%)
= 8% + 0%
= 8%

Example 3 – Adjusted LIBOR is greater than the SIFMA rate by 0.10%

Hypothetical adjusted LIBOR:	4.00%
Hypothetical SIFMA rate:	3.90%

Interest rate	= 8% + 15 x (4.00% - 3.90%)
= 8% + 15 x (0.10%)
= 8% + 1.5%
= 9.5%

Example 4 – Adjusted LIBOR is greater than the SIFMA rate by 0.466667% and the maximum interest rate applies

Hypothetical adjusted LIBOR:	4.50%
Hypothetical SIFMA rate:	3.90%

Interest rate	= 8% + 15 x (4.50% - 3.90%)
= 8% + 15 x (0.60%)
= 8% + 9%
= 15% (the interest rate cannot exceed the maximum interest rate of 15%)

June 2007	Page 7

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Structure Related Risks

■	If the SIFMA rate is greater than adjusted LIBOR during any interest payment period commencing on or after July , 2008, the interest rate will be less than 8% and may be 0%. The interest rate you receive after July , 2008 will be based on the difference between adjusted LIBOR and the SIFMA rate in each interest payment period, which we refer to as the LIBOR/SIFMA spread. As the LIBOR/SIFMA spread decreases or becomes negative, the interest rate for the relevant interest payment period will decrease and may be 0%. The LIBOR/SIFMA spread may decrease or become negative even if both LIBOR and SIFMA increase during the interest payment period. If the LIBOR/SIFMA spread is negative and when multiplied by the leverage factor, has an absolute value equal to or in excess of 8%, the interest rate will be 0%. It is possible that the interest rate for the notes may be 0% for most or all of the interest payment periods from and including July , 2008.

■	The difference between the SIFMA rate and adjusted LIBOR is leveraged. In calculating the interest rate for any interest payment period commencing on or after July , 2008, the LIBOR/SIFMA spread will be leveraged by a factor of 15. Accordingly, the SIFMA rate only needs to exceed adjusted LIBOR by 0.533334% per annum in an interest payment period before the interest rate will be equal to 0% for that interest payment period.

■	Current interest rates mean that you would receive an interest rate below 8%. As of the date of this pricing supplement, the SIFMA rate is equal to approximately 67.4% of LIBOR, meaning that it is greater than adjusted LIBOR and the LIBOR/SIFMA spread is negative. Accordingly, if you were to receive interest today at the interest rate which is applicable on or after July , 2008, it would be less than 8%.

■	There are various factors affecting the LIBOR/SIFMA spread. The interest rate for any particular interest payment period will depend on the LIBOR/SIFMA spread. As the LIBOR/SIFMA spread decreases or becomes negative, the interest rate for an interest payment period will also decrease, including potentially to 0%. There are various factors which can affect the LIBOR/SIFMA spread by affecting the relative levels of LIBOR and the SIFMA rate. These include:

■ Marginal tax rates: As the SIFMA rate represents the rate payable on tax-exempt variable rate demand obligations, decreases in the marginal tax rate may increase the SIFMA rate (reflecting the reduced after-tax benefits of the tax-exempt variable rate demand obligations included in the SIFMA Municipal Swap Index), which in turn would decrease the LIBOR/SIFMA spread (as the SIFMA rate converges towards, or goes further above, LIBOR) and consequently, decrease the interest rate payable on the notes.

■ Tax-exempt status of municipal securities: Changes in the tax-exempt status of municipal securities may also impact the LIBOR/SIFMA spread. If the tax-exempt status of municipal securities were to be removed, reduced or otherwise adversely impacted, the SIFMA rate would likely increase, converging toward the non-tax- exempt LIBOR rate. This, in turn, would decrease the LIBOR/SIFMA spread and consequently, decrease the interest rate payable on the notes towards, and including to, zero.

■ Tax treatment of comparable securities: Changes in the tax law which grant non-municipal securities more favorable tax treatment may decrease the LIBOR/SIFMA spread by impacting market demand for and pricing of municipal securities.

■ Supply and demand for municipal securities; remarketing practices: Declines in the demand for municipal securities or increases in the supply of municipal securities, any changes in the remarketing practices for variable rate demand obligations or technical trading factors, may also negatively impact the LIBOR/SIFMA spread leading to a reduced interest rate. Aside from changes in the tax law, such demand and supply movements could derive from fragmentation in the market for municipal securities, uncertainty with respect to the rights of holders of municipal securities and illiquidity generally in the market.

June 2007	Page 8

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

■ The absolute level of interest rates: As market interest rates in general decrease, municipal securities may become subject to decreasing demand (as the positive tax effects of holding tax-exempt municipal securities decline on a relative basis) and increasing supply (as municipal issuers seek to exploit low interest rates by issuing more securities). This demand and supply imbalance could increase the SIFMA rate and accordingly, decrease the LIBOR/SIFMA spread or take it negative as occurred in 2002 through 2004 and consequently, decrease the interest rate payable on the notes.

■	Changes to government policy are likely to apply over multiple interest payment periods. Government policy changes which may impact the LIBOR/SIFMA spread, such as marginal tax rate changes, the tax status of municipal securities or comparable securities and official interest rate positions, are likely to apply for time frames which extend over more than one interest payment period meaning that any adverse policy changes would be likely to affect the interest rate which applies to the notes in more than one interest payment period.

■	Investing in the notes is not equivalent to investing in the SIFMA Municipal Swap Index and interest on the notes is not tax-exempt. Investing in the notes is not equivalent to investing in tax-exempt municipal securities and you will have no rights or interest in any municipal securities. Any interest which is paid on the notes will not be tax-exempt.

■	Adjusted LIBOR is not an average rate. Adjusted LIBOR for any interest payment period will be based on the LIBOR rate in effect at the start of the interest payment period. Accordingly, if the value of the SIFMA index increases over the course of an interest payment period due to a general increase in interest rates and as a result increases the SIFMA rate, adjusted LIBOR will only reflect the LIBOR rate at the start of the interest payment period and may not reflect that general increase in interest rates. This would mean that the LIBOR/SIFMA spread may decrease or become negative and your interest rate on the notes would decrease.

Risks Relating to the SIFMA Municipal Swap Index

■	Adjustments to the SIFMA Municipal Swap Index could adversely affect the interest rate and the value of the notes. The SIFMA Municipal Swap Index is produced by MMD. MMD is responsible for calculating and maintaining the SIFMA Municipal Swap Index. MMD can change the methodology for calculating the SIFMA Municipal Swap Index or the criteria for inclusion of tax-exempt variable rate demand obligations within the SIFMA Municipal Swap Index. Such changes could affect the level of the SIFMA Municipal Swap Index in a manner which is adverse to you by affecting the interest rate payable on the notes and/or the market value of the notes. MMD has no obligation to take your interests, as an investor in the notes, into account when making such changes. We are not affiliated with MMD and cannot influence MMD in making such decisions.

Secondary Market Related Risks

■	The market price for the notes may be less than 100%. It is possible that the interest payment for any quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security. To the extent that the LIBOR/SIFMA spread decreases so that the interest rate on the notes is otherwise less than interest rates in the market at any point or the market anticipates that it will decrease, the market value of the notes may decrease sharply and you may receive substantially less than 100% of the issue price if you wish to sell your notes prior to the maturity of the notes in 2017.

■	Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Morgan Stanley & Co. Incorporated (“MS & Co.”) may be willing to purchase or sell the notes in the secondary market, including: the LIBOR/SIFMA spread at any time, the volatility of the LIBOR/SIFMA spread, the maximum interest rate, interest and yield rates in the market, changes to government tax and/or fiscal policy, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes and our creditworthiness.

June 2007	Page 9

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

■	The notes will not be listed. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price because the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co. as a result of dealer discounts, mark-ups or other transaction costs.

Other Risks

■	Potential adverse economic interest of the calculation agent. The economic interests of MSCS, as the calculation agent, in determining LIBOR or the SIFMA rate are potentially adverse to your interests as an investor in the notes.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.

June 2007	Page 10

LIBOR/SIFMA Ratio Floating Rate Notes due 2017

Information about the SIFMA Municipal Swap Index

The SIFMA Municipal Swap Index, produced by MMD, is a 7-day high-grade market index comprised of tax-exempt variable rate demand obligations from MMD's database.

The actual number of issues that make up the SIFMA Municipal Swap Index will vary in time as issues are called, converted, mature or are newly issued. In addition, if changes occur which violate the criteria or calculation methods, an issue will be dropped. Typically, the SIFMA Municipal Swap Index has included 650 issues in any given week.

In order for an issue to qualify for inclusion in the index an issue must:

■	be a weekly reset, effective on Wednesday (no lag resets considered);

■	NOT be subject to Alternative Minimum Tax;

■	have an outstanding amount of $10 million or more;

■	have the highest short-term rating (VMIG1 by Moody's or A-1+ by S&P); and

■	pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the SIFMA Municipal Swap Index. Issues from all states are eligible for inclusion.

The SIFMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Thursday. The following are considered in the calculation of the SIFMA Municipal Swap Index:

■	The standard deviation of the rates is calculated. Any issue falling outside of +/-1.0 standard deviations is dropped.

■	Each participating remarketing agent is limited to no more than 15% of the SIFMA Municipal Swap Index by an averaging method.

Disclaimers

Thomson Financial Inc. is the source and owner of all data relating to the SIFMA Municipal Swap Index, contained or referenced in these preliminary terms. Thomson Financial Inc. makes no representations or warranties, either express or implied, including without limitation, any implied warranty of merchantability or fitness for a particular use or purpose, with respect to the data relating to the SIFMA Municipal Swap Index. Thomson Financial Inc. makes no warranties that the availability of the data will be uninterrupted, timely, complete and accurate or error free.

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on July      , 2007, which will be the _________ scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

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